Nicole C. Brookshire	Via EDGAR and Overnight Courier
+1 617 937 2357
nbrookshire@cooley.com

September 11, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pam Howell, Special Counsel
Ruairi Regan, Staff Attorney
Rufus Decker, Accounting Branch Chief
Steve Lo, Staff Accountant

Re:	Progyny, Inc.
Draft Registration Statement on Form S-1
Submitted August 2, 2019
CIK No. 0001551306

Ladies and Gentlemen:

On behalf of Progyny, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 26, 2019 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on August 2, 2019. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

Use of Proceeds, page 52

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2.                                      You state that you cannot identify with certainty all of the particular uses for the net proceeds from this offering. Please disclose the uses you can identify and state the approximate amount of proceeds you intend to use for each identified purpose. Tell us why you cannot identify all of the particular uses at this time. See Item 504 of Regulation S-K.

The Company respectfully advises the Staff that the Company’s existing cash and cash equivalents, cash flow from operations and cash available on its revolving line of credit are sufficient to fund its current business operations, and refers the Staff to the revised disclosure on page 77 of the Amended Draft Registration Statement added in response to Comment number 4 below. As such, the Company does not currently have specific plans for the net proceeds of the offering beyond those stated in the Amended Draft Registration Statement and has not made specific determinations regarding the amount or type of any working capital or capital expenditures. The Company believes that because it has not determined the amount of proceeds from this offering that will be allocated to each purpose listed in the Amended Draft Registration Statement, it would be highly speculative and not beneficial to investors to state approximate amounts of proceeds intended to be used for each purpose listed. In light of this uncertainty, and pursuant to the requirements of Item 504 of Regulation S-K, the Company has disclosed that the principal purposes of the offering are to create a public market for its common stock, facilitate future access to the capital markets and increase the Company’s capitalization and financial flexibility. If, prior to the effective date of the Registration Statement, the Company determines the approximate amount of proceeds that will be used for a particular purpose, it will revise the prospectus accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Years Ended December 31, 2017 and 2018, page 71

3.                                      For the periods presented, please discuss your benefit for income taxes, including the reasons for no benefit or provision for the three months ended March 31, 2019. Refer to Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and 74 of the Amended Draft Registration Statement.

Liquidity and Capital Resources, page 72

4.                                      Please provide the basis for the statement that cash and cash equivalents and cash flow from operations will be sufficient to support working capital and capital expenditure requirements for the next twelve months. We note that you had negative cash flows from operations for the three months ended March 31, 2019. If cash raised from this offering will be used to support working capital and capital expenditures, please revise to clarify.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Amended Draft Registration Statement.

Liquidity and Capital Resources
Operating Activities, page 73

5.                                      Your discussion of operating cash flows recites the numbers from your consolidated statements of cash flows. Please revise your discussion to identify and describe the primary drivers of your operating cash flows and discuss the underlying reasons for increases/decreases in non-cash items and significant changes in assets and liabilities that cause your operating cash flows to fluctuate. For guidance, refer to SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 79 of the Amended Draft Registration Statement.

Business
Our Clients, page 98

6.                                      We note your disclosure on page 98 that you have several customers that accounted for at least 10% of total revenue in 2018. Please furnish the information required by Item 101(c)(vii) of Regulation S-K, including the names of such customers.

The Company respectfully advises the Staff that, pursuant to Item 101(c)(1)(vii) of Regulation S-K, disclosure of the name of any customer that accounts for 10% or more of the registrant’s consolidated revenues is necessary only if the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. Based on the Company’s significant growth since the launch of its fertility benefits solution in 2016, it does not believe the loss of any such client would have a material adverse effect on the Company. The Company has increased its number of clients from 18 clients in 2017 to over 80 clients as of today.  It has also increased its number of members from 234 thousand members in 2017 to over 1.4 million members as of today, representing only 2% of what it believes to be its total addressable market. In addition, the Company’s revenue increased 117% and 113% period-over-period for the year ended December 31, 2018 and six months ended June 30, 2019, respectively. Accordingly, the Company believes its net revenue growth could overcome any short-term impact from the loss of any one such client and, therefore, does not believe disclosure of the name of any such client is currently required. The Company will continue to assess the potential impact that the loss of any such client would have on the Company, and should it be determined that the loss would have a material adverse effect on the Company, it undertakes to make the disclosures required by Item 101(c)(1)(vii) of Regulation S-K in its future filings, including identifying the name of any such client.

In order to allow investors to determine which of the Company’s clients represented 10% or more of its revenues across more than one period, the Company has generically identified its major clients as “Client A,” “Client B,” etc. on page 104 of the Amended Draft Registration Statement. In addition, the Company acknowledges that on pages 13, 23 and 24 of the Amended Draft Registration Statement, it has included disclosure referencing the risk of loss of the Company’s largest clients. The Company respectfully submits to the Staff that it has included the referenced disclosure out of an abundance of caution to ensure that investors have been apprised of all potential risks relating to an investment in our common stock.

Legal Proceedings, page 104

7.                                      Please disclose the amount of damages, fees, interest and costs the vendor is seeking, if known.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Amended Draft Registration Statement.

Executive Compensation, page 111

8.                                      Please revise the narrative following the summary compensation table to discuss in greater detail the merit-based discretionary bonuses and the housing allowance. See Item 402(o) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amended Draft Registration Statement.

Principal and Selling Stockholders, page 126

9.                                      We note that the beneficial ownership is as of April 30, 2019. Please update as of the most recent practicable date. See Item 403 of Regulation S-K. Similarly, update the common stock outstanding as of March 31, 2019 on page 13.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 131 through 133 of the Amended Draft Registration Statement.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Accounts Receivable and Allowance for Doubtful Accounts, page F-12

10.                               Please provide a rollforward of the activity in your accounts receivable allowances, other valuation accounts and reserves in your footnotes or in Schedule II, or provide to us your materiality assessment indicating why such disclosure is not necessary. Refer to Rules 5-04 and 12-09 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of the Amended Draft Registration Statement.

Undertakings, page II-3

11.                               Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

In response to the Staff’s comment, the Company has revised the disclosure on pages II-3 and II-4 of the Amended Draft Registration Statement.

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Please contact me at (617) 937 2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	David Schlanger, Progyny, Inc.
Alison Haggerty, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP